As filed with  the Securities and Exchange Commission on February 6, 2008
                                                   Registration No. 333 - 105373

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                   POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ---------------

                                NOKIA CORPORATION
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                                       N/A
                   (Translation of issuer's name into English)

                                 ---------------

                               Republic of Finland
            (Jurisdiction of incorporation or organization of issuer)

                           ---------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 ---------------

                               Richard W. Stimson
                   Nokia Holding, Inc. - 6000 Connection Drive
                               Irving, Texas 75039
                                 (972) 894-5000
    (Address, including zip code, and telephone number, including area code, of agent for service)

                           ---------------------------

                                   Copies to:

           Leena Siirala                             Herman H. Raspe, Esq.
         Nokia Corporation                    Patterson Belknap Webb & Tyler LLP
       PO Box 226, FI-00045                        1133 Avenue of the Americas
       NOKIA GROUP, Finland                         New York, New York 10036
         +358 71870 34263                                (212) 336-2301

                           ---------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------
The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Final sentence.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top center, Introductory
                                                                   Paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner, Introductory
              one American Depositary Share ("ADSs")               Paragraph.

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraph (15).
              securities

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (13).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt  - Paragraphs (15) and (17).
              soliciting material

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraph (13).

       (vi)   The deposit or sale of securities resulting from     Reverse of Receipt - Paragraphs (13) and (16).
              dividends, splits or plans of reorganization

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (17).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Introductory Paragraph and
              the underlying securities                            Paragraphs (2) and (4).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Paragraph (8).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (12).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.           EXHIBITS

         (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Nokia Corporation (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Amended and Restated Deposit Agreement").-- Filed herewith as Exhibit (a)(i).

         (a)(ii) Letter Agreement, dated as of September 27, 2007, by and between the Company and the Depositary.-- Filed herewith as Exhibit (a)(ii).

         (a)(iii) Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among Nokia Corporation (the "Company"), Citibank, N.A. as the depositary (the "Depositary") and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder).*

         (a)(iv) Amendment No. 3 to the Amended and Restated Deposit Agreement, dated as of November 8, 1999, by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (including the form of ADR issued thereunder).**

         (a)(v) Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of April 19, 1999 (as defined below) by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (including the form of ADR ("ADR") to be issued thereunder).***

         (a)(vi) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 24, 1995, by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (the Amended and Restated Deposit Agreement as further amended by such Amendment No. 1, the "Amended and Restated Deposit Agreement").****

----------
* Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333- 105373) filed with the Commission on May 19, 2003.

** Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333-11740) filed with the Commission on March 28, 2000.

*** Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333-10218) filed with the Commission in April 1999.

**** Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333-4920) filed with the Commission on May 29, 1996.

         (a)(vii) Amended and Restated Deposit Agreement, dated as of June 28, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts] issued thereunder. ****

         (b) Pre-release side letter between the Company and the Depositary.*****

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.-- None.

         (d) Opinion of Counsel for the Depositary, as to the legality of the securities to be registered.*

         (e)      Certificate under Rule 466 -- None

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

----------
***** Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333-8564) filed with the Commission on April 1, 1998.

            UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by Letter Agreement, dated as of September 27, 2007, as proposed to be amended by the Form of Amendment No. 1 to Amended and Restated Deposit Agreement by and among Nokia Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of February, 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    March 28, 2000, as amended by Letter
                                    Agreement, dated as of September 27, 2007, as proposed to be amended by the Form of Amendment No. 1 to Amended and Restated Deposit Agreement, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) Ordinary Share, no nominal value per share, of Nokia Corporation.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Ansala
                                        ----------------------------------------
                                        Name:  Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Nokia Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Helsinki on the 6th day of February, 2008.

                                NOKIA CORPORATION


                                By: /s/ Olli-Pekka Kallasvuo
                                    --------------------------------------------
                                    Name:  Olli-Pekka Kallasvuo
                                    Title: President and Chief Executive Officer
                                           (Principal Executive Officer)


                                By: /s/ Richard A. Simonson
                                    --------------------------------------------
                                    Name:  Richard A. Simonson
                                    Title: Chief Financial Officer
                                           (Principal Financial Officer)

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kaarina Stahlberg and Leena Siirala to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post-Effective Amendment No.1 to Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 6, 2008.

Signature                                  Title
---------                                  -----


/s/ Olli-Pekka Kallasvuo                   President and Chief Executive Officer
---------------------------
Olli-Pekka Kallasvuo


/s/ Jorma Ollila                           Chairman of the Board of Directors
---------------------------
Jorma Ollila


/s/ Marjorie Scardino                      Vice Chairman
---------------------------
Marjorie Scardino


/s/ Georg Ehrnrooth                        Director
---------------------------
Georg Ehrnrooth


/s/ Lalita D. Gupte                        Director
---------------------------
Lalita D. Gupte


/s/ Dr. Bengt Holmstrom                    Director
---------------------------
Dr. Bengt Holmstrom

/s/ Dr. Henning Kagermann                  Director
---------------------------
Dr. Henning Kagermann


/s/ Per Karlsson                           Director
---------------------------
Per Karlsson


/s/ Keijo Suila                            Director
---------------------------
Keijo Suila


/s/ Vesa Vainio                            Director
---------------------------
Vesa Vainio

Authorized Representative in the United States:


/s/ Richard W. Stimson
---------------------------
Name: Richard W. Stimson

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Form of Amendment No. 1 to Amended and
                    Restated Deposit Agreement

(a)(ii)             Letter Agreement, dated as of September 27,
                    2007